SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 25, 2006 at 12:00

UPM Interim Report 1 January - 31 March 2006

First-quarter earnings per share were € 0.19 (0.39 for the first quarter of 2005), excluding non-recurring items € 0.21 (0.20). First-quarter operating profit was € 170 million (203 million) and excluding non-recurring items € 185 million (191 million). Paper deliveries were 6% up on the same quarter last year.

Key figures

	Q1/ 2006	Q1/ 2005	Q1-Q4/ 2005
Sales, €m	2,460	2,278	9,348
EBITDA, €m 1)	382	397	1,462
% of sales	15.5	17.4	15.6
Operating profit, €m	170	203	318
excluding non-recurring items, €m	185	191	558
Profit before tax, €m	136	249	257
excluding non-recurring items, €m	151	148	399
Net profit for the period, €m	99	205	261
Earnings per share, €	0.19	0.39	0.50
excluding non-recurring items, €	0.21	0.20	0.54
Diluted earnings per share, €	0.19	0.39	0.50
Return on equity, %	5.5	11.0	3.5
excluding non-recurring items, %	6.1	5.6	3.8
Return on capital employed, %	5.9	9.2	3.4
excluding non-recurring items, %	6.4	6.1	4.5
Equity to assets ratio at end of period, %	44.8	45.6	47.3
Gearing ratio at end of period, %	67	66	66
Shareholders’ equity per share at end of period,€	13.48	13.96	14.01
Net interest-bearing liabilities at end of period, €m	4,768	4,812	4,836
Capital employed at end of period, €m	12,516	12,659	12,650
Capital expenditure, €m	177	160	749
Personnel at end of period	31,305	32,924	31,522

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding the share of results of associated companies and joint ventures and non-recurring items.

Changes in reporting classifications

From the beginning of 2006, the share of results of associated companies and joint ventures related to business operations is reported in operating profit. In previous years, the results were reported after operating profit. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

Earnings

Q1 of 2006 compared with Q1 of 2005

Sales for the first quarter of 2006 were € 2,460 million, an increase of 8% on the € 2,278 million for the first quarter of 2005. Paper deliveries were 2,633,000 tonnes, 6% higher than a year ago.

Operating profit was € 170 million; € 33 million down on the previous year’s € 203 million. Operating profit, excluding non-recurring items, was € 185 million (191 million). Operating profit for the first quarter includes a non-recurring provision for a charge of € 10 million from the sale in April of the UPM-Kymmene Loulay S.A. plywood mill in France. A donation of € 5 million, comprising an art collection, own shares and cash, to a Cultural Foundation to be established is reported as a non-recurring charge. Higher average paper prices in North America and higher average newsprint prices in Europe as well as improved cost-effectiveness had a positive impact on operating profit. On the other hand, prices of energy and certain raw materials rose. UPM’s share of the results of associated companies and joint ventures was € 26 million (31 million, of which € 12 million was non-recurring). Operating profit, excluding non-recurring items, was 7.5% of sales (8.4).

Profit before tax was € 136 million (249 million). Exchange rate and fair value gains and losses resulted in a gain of € 12 million (loss of € 3 million). Interest and other finance costs net were € 46 million (40 million).

Income taxes were € 37 million (44 million) and the effective tax rate, excluding the impact of non-recurring items, was 27% (30). Profit for the period was € 99 million (205 million) and earnings per share were € 0.19 (0.39). Excluding non-recurring items, earnings per share were € 0.21 (0.20). Operating cash flow per share was € 0.34 (0.19).

Deliveries

UPM’s paper deliveries during the first quarter were 2,633,000 tonnes, 6% up on the previous year’s figure of 2,478,000 tonnes.

Magazine paper deliveries were 1,098,000 (1,110,000) tonnes. Newsprint deliveries were 654,000 (632,000) tonnes. Deliveries of fine and speciality papers were 881,000 (720,000) tonnes.

Plywood production was 248,000 (237,000) cubic metres and sawn timber production 594,000 (528,000) cubic metres.

Financing

At the end of the review period, the gearing ratio was 67% (66% at 31 March 2005).

Net interest-bearing liabilities were € 4,768 million (4,812 million).

Cash flow from operating activities, before capital expenditure and financing was € 180 million (98 million). The change in working capital was € -72 million (-246 million).

Personnel

During the first three months of the year, UPM had an average of 31,323 employees (32,972 for this period last year). The number at the end of March was 31,305 (32,924).

Capital expenditure

Gross capital expenditure for the first quarter of the year was € 177 million (160 million), 7.2% of sales (7.0), including an investment in shares of Metsä-Botnia’s pulp mill in Uruguay for € 33 million (-).

During the first quarter, UPM announced a rebuild of the recovery plant at Kymi pulp mill. The total investment cost is € 325 million and the investment is planned to be completed in the last quarter of 2008. In addition, € 45 million will be invested to convert Jämsänkoski coated magazine paper machine 4 to produce label papers. The investment is scheduled for completion in the second quarter of 2007. The decision to build a magazine paper machine in Continental Europe was postponed to a later date. A decision was made to invest € 8 million at the Savonlinna and Jyväskylä plywood mills to improve production efficiency and product quality. The investments are scheduled for completion by the end of the first quarter of 2007.

The € 60 million modernization investment of Tervasaari release paper machine 8 was completed at the end of February. The investment increased annual production capacity by 45,000 tonnes and further improved the quality of the paper. Walki Wisa’s converting factory in China came on stream in March.

UPM’s associated company Metsä-Botnia is constructing a pulp mill in Uruguay. In connection with it, UPM disposed of its shares in the Uruguayan forestry company, Compañia Forestal Oriental S.A. to Metsä-Botnia for € 36 million.

The dispute between the governments of Argentina and Uruguay on construction of the mill continues. This is not expected to significantly affect the progress of the project. Metsä-Botnia has informed its willingness to assist when possible in reaching a solution. Two separate and independent social and environmental impact studies have already been completed. Metsä-Botnia’s shareholders have committed themselves to supporting Metsä-Botnia in arranging temporary financing if needed.

Restructurings

In March, UPM announced an extensive programme to restore its profitability. The programme covers all the company’s operations and includes both streamlining of operations and plans to close uncompetitive paper capacity during 2006 - 2008.

All divisions and functions have started employer-employee negotiation processes to achieve more streamlined operations. The timetable depends on the national legislation of the countries concerned.

Cooperation negotiations with employee representatives commenced for the planned closures of the Voikkaa paper mill, annual capacity of 410,000 tonnes of magazine paper, Kymi paper machine 7, annual capacity of 150,000 tonnes of coated woodfree paper, Tervasaari paper machine 6, annual capacity of 115.000 tonnes of brown sack paper and semi-alkaline pulp (SAP) line, annual capacity of 60,000 tonnes, and to stop production of coated magazine paper on Jämsänkoski paper machine 4, annual capacity of 120.000 tonnes and to convert the machine to produce label papers. The first decisions in respect of the above negotiations in Finland are expected during the second quarter of 2006.

Assuming all measures are completed as planned, the profit improvement programme will reduce the Group’s total headcount by approximately 3,600 persons by the end of 2008. This figure does not include personnel reductions resulting from potential outsourcing. Due to the programme, UPM will book a fixed asset write-off of approximately € 130 million in the second quarter of 2006. The provision in the second quarter for the headcount reduction will be approximately € 30 million and approximately € 35 million in the second half of 2006.

UPM expects no revenue to be lost as a result of the closures except for brown sack paper, which will account for about € 50 million annually after the second quarter of 2007.

The annual cost saving subsequent to completion of the programme is estimated to be approximately € 200 million.

Shares

UPM shares worth € 5,168 million were traded on the Helsinki Stock Exchange during January-March 2006 (3,182 million). The highest quotation was € 20.91 in March and the lowest € 15.84 in January. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 90 million (USD 104 million).

The Annual General Meeting of 22 March 2006 approved a proposal by the Board of Directors to buy back a minimum of 100 and a maximum of 49,825,000 own shares. The meeting authorized the Board to decide on the disposal of shares so purchased.

The meeting authorized the Board of Directors to donate 162,000 own shares held by the company to a Cultural Foundation to be established. Subsequently, the company does not hold any own shares.

The meeting authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, by issuing new shares and/or convertible bonds in one or more issues. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of € 169,405,000, representing no more than 99,650,000 new shares having a book value of € 1.70 per share.

During the period under review, 200 shares were subscribed through the exercise of options issued in previous years.

The number of shares registered in the Trade Register at 31 March 2006 was 523,255,330. Together with the authorization and share options, the number of shares may increase to a maximum of 647,101,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

On 23 March 2006, The Capital Group Companies, Inc. announced that its holdings of UPM-Kymmene’s paid up share capital amounted to 6.63% and the total number of voting rights managed by them represented 5.04% of the voting rights in UPM-Kymmene.

Dividend

The Annual General Meeting of 22 March 2006 approved the Board’s proposal to pay a dividend of € 0.75 per share for the 2005 financial year. The total dividend of € 392 million was debited from shareholders equity and credited to short-term non-interest-bearing liabilities at the end of March. The dividend was paid on 4 April 2006.

Company directors

The Annual General Meeting of 22 March 2006 elected Ms Ursula Ranin, LLM, B.Sc. (Econ.), a former General Counsel of Nokia Corporation as a new member to the Board of Directors. In addition, Mr Martti Ahtisaari, former President of the Republic of Finland; Mr Michael C. Bottenheim, LLM, MBA; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of Haindl’sche Papierfabriken KGaA; Ms Wendy E. Lane, Chairman of American Investment firm Lane Holdings, Inc; Mr Jorma Ollila, Chairman and CEO of Nokia Corporation; Ms Françoise Sampermans, BA Psych, Publishing Consultant and Mr Vesa Vainio, LLM were re-elected to the Board of Directors.

At the Board of Directors assembly meeting, Mr Vesa Vainio was re-elected as chairman. Mr Jorma Ollila and Mr Berndt Brunow were elected as vice chairmen.

In addition, The Board of Directors elected from its independent members an Audit Committee, with Mr Michael C. Bottenheim as chairman and Ms Wendy E. Lane and Ms Ursula Ranin as members. A Human Resources Committee was elected with Mr Berndt Brunow as chairman, and Mr Georg Holzhey and Ms Françoise Sampermans as members. Furthermore, a Nomination and Corporate Governance Committee was elected with Mr Jorma Ollila as Chairman and Mr Carl Grotenfelt and Mr Georg Holzhey as members.

Litigation

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunities with respect to certain conducts disclosed to the authorities.

In February 2006, the US Department of Justice Antitrust Division informed UPM that it will not intend to bring criminal charges against the company in connection with its criminal investigation of antitrust and related offences in the US labelstock industry. In addition, the US Department of Justice Antitrust Division granted UPM conditional full immunity and accordingly will not pursue any criminal prosecution against UPM in connection with possible price fixing in the magazine paper industry. Both agreements are subject to UPM’s full and continuing cooperation with the US Department of Justice’s investigations.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

All of the above litigation matters may last several years. No provisions have been made in relation to these investigations.

In March 2006, UPM paid a fine of € 56.55 million imposed by the European Commission concerning antitrust activities in the market for plastic sacks but has appealed the decision.

Market outlook

Second quarter paper deliveries are forecast to increase from the first quarter. Average paper prices are higher than a year ago but their impact is partly offset by cost increases.

The markets for converted products will remain good. In the wood products business plywood markets continue to be firm whereas the markets for sawn timber, especially whitewood, continue to be oversupplied.

The profit for the second quarter is expected to be impacted by planned non recurring charges related to the programme to restore profitability. Divisional reviews

Magazine Papers

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales, €m	771	928	726	697	743	3,094
EBITDA, €m 1)	113	163	155	59	130	507
% of sales	14.7	17.6	21.3	8.5	17.5	16.4
Depreciation, amortization and impairment charges, €m	-97	-262	-103	-102	-99	-566
Operating profit, €m	16	-99	35	-43	31	-76
% of sales	2.1	-10.7	4.8	-6.2	4.2	-2.5
Non-recurring items, €m 2)	—	-156	-17	—	—	-173
Operating profit excl. non-recurring items, €m	16	57	52	-43	31	97
% of sales	2.1	6.1	7.2	-6.2	4.2	3.1
Deliveries, 1,000 t	1,098	1,308	1,048	1,020	1,110	4,486

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005: impairment charge of € 151 million for Miramichi and € 5 million in non-recurring depreciation at Augsburg (4th quarter), and € 17 million provision for pension costs at Miramichi (3rd quarter).

Q1 of 2006 compared with Q1 of 2005

Operating profit, excluding non-recurring items, for Magazine papers declined to € 16 million from € 31 million. Sales increased by € 28 million to € 771 million. Paper deliveries were 1,098,000 tonnes, about the same as last year.

Higher energy and certain raw materials costs offset improved cost-effectiveness and higher average paper prices. Average prices for magazine papers translated into euros were 5% up compared with the corresponding period last year.

Markets

In Europe, demand for coated magazine paper increased 4% and for uncoated magazine paper by 9% compared with January-March last year. In North America, demand for coated magazine paper decreased by 3% and for uncoated magazine paper by 9%. On other markets, notably in Asia, demand for magazine papers remained strong.

Due to structural overcapacity and competition, average market prices for magazine papers in Europe remained the same as those for the same period last year. In North America, average US dollar prices were about 9% higher.

Newsprint

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales, €m	345	379	296	320	313	1,308
EBITDA, €m 1)	72	75	75	60	65	275
% of sales	20.9	19.8	25.3	18.8	20.8	21.0
Depreciation, amortization and impairment charges, €m	-47	-55	-48	-48	-47	-198
Operating profit, €m	25	20	27	12	18	77
% of sales	7.2	5.3	9.1	3.8	5.8	5.9
Non-recurring items, €m 2)	—	-5	—	—	—	-5
Operating profit excl. non-recurring items, €m	25	25	27	12	18	82
% of sales	7.2	6.6	9.1	3.8	5.8	6.3
Deliveries, 1,000 t	654	736	593	631	632	2,592

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	The non-recurring cost booked for 2005 is due to one-time depreciation at Augsburg.

Q1 of 2006 compared with Q1 of 2005

Operating profit, excluding non-recurring items, for Newsprint improved to € 25 million from € 18 million. Sales were up at € 345 million with paper deliveries of 654,000 tonnes, 3% higher than last year.

The negative impact of higher energy costs was partly offset by slightly lower recycled fibre costs. Actions to improve manufacturing efficiency contributed to profitability. Average prices for newsprint and improved newsprint translated into euros were over 6% up on this period compared to last year.

Markets

Compared to the first quarter of 2005, demand for standard and improved newsprint grew by about 3% in Europe. Demand for newsprint in other markets, with the exception of North America, remained strong.

First-quarter standard newsprint market prices were 6% higher on average in Europe.

Fine and Speciality Papers

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales, €m	640	626	574	495	539	2,234
EBITDA, €m 1)	82	88	92	34	95	309
% of sales	12.8	14.1	16.0	6.9	17.6	13.8
Depreciation, amortization and impairment charges, €m	-55	-68	-56	-51	-49	-224
Operating profit, €m	27	20	36	-17	46	85
% of sales	4.2	3.2	6.3	-3.4	8.5	3.8
Non-recurring items, €m 2)	—	-8	—	—	—	-8
Operating profit excl. non-recurring items, €m	27	28	36	-17	46	93
% of sales	4.2	4.5	6.3	-3.4	8.5	4.2
Deliveries, 1,000 t	881	863	793	684	720	3,060

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	In 2005, one-time depreciation was booked for the rebuild of Nordland’s paper machine.

Q1 of 2006 compared with Q1 of 2005

Operating profit, excluding non-recurring items, was € 27 million, down on last year’s figure of € 46 million. Sales increased from € 539 million to € 640 million. Deliveries increased by 161,000 tonnes, or by 22%. Changshu’s new paper machine contributed to this increase.

Energy and raw material costs increased in comparison to the previous year. In speciality papers, the profitability of label paper business and packaging papers decreased. Due to a rebuild, Tervasaari paper machine 8 was shut down for three weeks. Average prices translated into euros for fine and speciality papers were almost 3% down compared with last year.

Markets

In Europe, demand for coated fine papers and uncoated fine papers rose by 6% and 3% respectively compared with the same period last year. Label and packaging papers were also in good demand. In Asia, demand for both coated and uncoated fine papers remained healthy.

Market prices for coated and uncoated fine papers in Europe were about 3% lower than in the first quarter of last year. Fine paper prices in Asia were largely unchanged.

Converting

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales, €m	323	297	343	346	361	1,347
EBITDA, €m 1)	28	18	22	17	32	89
% of sales	8.7	6.1	6.4	4.9	8.9	6.6
Depreciation, amortization and impairment charges, €m	-9	-11	-11	-11	-12	-45
Operating profit, €m	19	8	36	6	20	70
% of sales	5.9	2.7	10.5	1.7	5.5	5.2
Non-recurring items, €m 2)	—	1	25	—	—	26
Operating profit excl. non-recurring items, €m	19	7	11	6	20	44
% of sales	5.9	2.4	3.2	1.7	5.5	3.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include a gain of € 26 million from the sale of Loparex.

Q1 of 2006 compared with Q1 of 2005

Operating profit, excluding non-recurring items was € 19 million, slightly down on last year’s figure of € 20 million. Profitability of UPM Raflatac’s pressure-sensitive labelstock business improved. Walki Wisa’s profitability improved as a result of internal efficiency measures and better market conditions.

First-quarter sales for Converting were € 323 million, 11% down on last year. The sale of the Loparex Group last year reduced the division’s sales and profits. UPM Raflatac’s sales increased on all markets. The market acceptance for the products of the new coating line in Fletcher was good. Walki Wisa’s volumes and prices were at the same level as in the first quarter of 2005. Walki Wisa’s converting factory in China started production in March.

Markets

The strong demand for UPM Raflatac’s pressure-sensitive labelstock continued in all markets. Especially the growth in North America was good and the capacity utilization was high. Small price increases were implemented during the first quarter in Europe and North America. Demand for Walki Wisa’s industrial wrappings improved somewhat. Competition made it difficult to raise prices.

Wood Products

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales, €m	346	331	302	343	314	1,290
EBITDA, €m 1)	25	22	9	26	29	86
% of sales	7.2	6.6	3.0	7.6	9.2	6.7
Depreciation, amortization and impairment charges, €m	-11	-40	-11	-12	-12	-75
Operating profit, €m	4	-23	-2	14	17	6
% of sales	1.2	-6.9	-0.7	4.1	5.4	0.5
Non-recurring items, €m 2)	-10	-32	—	—	—	-32
Operating profit excl. non-recurring items, €m	14	9	-2	14	17	38
% of sales	4.0	2.7	-0.7	4.1	5.4	2.9
Production, plywood 1,000 m3	248	245	189	245	237	916
Production, sawn timber 1,000 m3	556	592	475	455	495	2,017

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2006 include a provision of € 10 million from the sale of the Loulay plywood mill. Non-recurring items in 2005 include impairment charges of € 25 million relating to the Group’s Finnish sawmills and a provision of € 7 million relating mainly to restructuring of the sales network.

Q1 of 2006 compared with Q1 of 2005

Operating profit, excluding non-recurring items, was lower than during the first quarter of 2005 at € 14 million (17 million). A provision of € 10 million from the sale of the Loulay plywood mill is booked as a non-recurring item in operating profit. The operating profit of plywood production and Puukeskus building supplies remained unchanged. Sawmilling continued to make a loss despite improved profitability of redwood products.

Sales were € 346 million, € 32 million more than a year ago. Plywood production grew by 5% and sawn timber production by 12% mostly due to new volumes from the Pestovo sawmill in Russia. Sales of Puukeskus increased.

Markets

The strong demand for plywood continued in Europe, resulting in higher plywood prices. Whitewood timber prices remained low but redwood timber prices increased.

Veneer and further processed goods markets improved during the quarter. Trading in wood-based building supplies in Finland remained brisk.

Other Operations

€m	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales 1)	140	133	111	136	137	517
EBITDA 2)	62	64	37	47	46	194
Depreciation, amortization and impairment charges	-4	-5	-4	-7	-6	-22
Operating profit 3) of which	53	2	33	40	40	115
Forestry	20	20	17	5	22	64
Energy Department, Finland	40	42	23	41	29	135
Other and eliminations	-7	-60	-7	-6	-11	-84
Operating profit, excluding non-recurring items	58	59	33	40	40	172

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
3)	Non-recurring items in 2006 include the donation of € 5 million to a Cultural Foundation to be established, and in 2005 a fine of € 57 million imposed by the European Commission.

Q1 of 2006 compared with Q1 of 2005

Excluding non-recurring items, operating profit for Other Operations was € 58 million, € 18 million higher than last year. Sales rose from € 137 million to € 140 million. The cost of wood raw material harvested from the Group’s own forests was € 21 million (4 million). The change in the fair value of biological assets (growing trees) was € 16 million (15 million).

Operating profit of the energy department in Finland was better than last year as the company utilized its own energy resources. The hydrological situation was not as good as a year ago. Energy prices in Nordpool increased significantly.

Associated companies and joint ventures

€m	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Share of result after tax
Oy Metsä-Botnia Ab	14	19	13	-10	14	36
Pohjolan Voima Oy	7	—	-1	-11	12	—
Other	5	-5	3	2	5	5
Total	26	14	15	-19	31	41

The first quarter of 2005 includes non-recurring income of € 12 million, and the fourth quarter charges of € 3 million, both relating to valuation of the assets of Pohjolan Voima Oy.

Q1 of 2006 compared with Q1 of 2005

UPM’s share of the results of associated companies and joint ventures excluding non-recurring items increased to € 26 million from € 19 million a year ago.

The average price of Northern Bleached Softwood Kraft Pulp (NBSK) was USD 614/tonne, down by 4% on last year. The price for short-fibre (BHKP) pulp was USD 603/tonne, up 9%. The corresponding prices in euros were 512/tonne for NBSK (up 5%) and 502/tonne for BHKP (up 19%).

Deliveries and production

	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Deliveries
Magazine papers, 1,000 t	1,098	1,308	1,048	1,020	1,110	4,486
Newsprint, 1,000 t	654	736	593	631	632	2,592
Fine and speciality papers, 1,000 t	881	863	793	684	720	3,060
Converting papers, 1,000 t	—	—	10	8	16	34
Deliveries total	2,633	2,907	2,444	2,343	2,478	10,172
Production
Paper, 1,000 t	2,691	2,801	2,840	1,929	2,653	10,223
Plywood, 1,000 m3	248	245	189	245	237	916
Sawn timber, 1,000 m3	594	618	508	493	528	2,147
Chemical pulp, 1,000 t	544	539	516	237	548	1,840

Helsinki, 25 April 2006

UPM-Kymmene Corporation

Board of Directors

Financial information

The Interim Report in unaudited.

Consolidated income statement

€m	Q1/ 2006	Q1/ 2005	Q1-Q4/ 2005
		(As revised)	(As revised)
Sales	2,460	2,278	9,348
Other operating income	41	19	117
Costs and expenses	-2,134	-1,900	-8,058
Share of results of associated companies and joint ventures	26	31	41
Depreciation, amortization and impairment charges	-223	-225	-1,130
Operating profit	170	203	318
Gains on available-for-sale investments, net	-	89	90
Exchange rate and fair value gains and losses	12	-3	-4
Interest and other finance costs, net	-46	-40	-147
Profit before tax	136	249	257

Income taxes	-37	-44	4
Profit for the period	99	205	261

Attributable to:
Equity holders of the parent company	99	205	263
Minority interest	—	—	-2
	99	205	261
Earnings per share for profit attributable to the equity holders of the parent company
Basic earnings per share, €	0.19	0.39	0.50
Diluted earnings per share, €	0.19	0.39	0.50

Condensed consolidated balance sheet

€m	31.3.2006	31.3.2005	31.12.2005
ASSETS
Non-current assets
Goodwill	1,514	1,560	1,514
Other intangible assets	576	552	535
Property, plant and equipment	7,224	7,621	7,316
Biological assets	1,168	1,154	1,174
Investments in associated companies and joint ventures	1,044	1,032	1,034
Deferred tax assets	345	250	352
Other non-current assets	375	407	396
	12,246	12,576	12,321

Current assets
Inventories	1,312	1,318	1,256
Trade and other receivables	1,741	1,669	1,681
Cash and cash equivalents	531	329	251
	3,584	3,316	3,188
Assets held for sale	7	—	32

Total assets	15,837	15,892	15,541

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent company
Share capital	890	892	890
Share premium reserve	826	745	826
Treasury shares	—	-137	-3
Fair value and other reserves	212	217	199

Retained earnings	5,123	5,494	5,415
	7,051	7,211	7,327
Minority interest	21	26	21

Total equity	7,072	7,237	7,348
Non-current liabilities
Deferred tax liabilities	900	928	887
Non-current interest-bearing liabilities	4,380	4,476	4,326
Other non-current liabilities	641	618	632
	5,921	6,022	5,845

Current liabilities
Current interest-bearing liabilities	1,063	946	976
Trade and other payables	1,769	1,687	1,372
	2,832	2,633	2,348
Liabilities related to assets held for sale	12	—	—
Total liabilities	8,765	8,655	8,193

Total equity and liabilities	15,837	15,892	15,541

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
€m	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2005	891	1	745	—	-55	328	5,676	7,586	26	7,612
Transactions with equity holders
Share options exercised	1	-1	—	—	—	—	—	—	—	—
Acquisition of treasury shares	—	—	—	-137	—	—	—	-137	—	-137
Reissuance of treasury shares	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Dividend paid	—	—	—	—	—	—	-387	-387	—	-387
Income and expenses recognised directly in equity
Translation differences	—	—	—	—	10	—	—	10	—	10
Net investment hedge, net of tax	—	—	—	—	—	—	—	—	—	—
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	-22	—	-22	—	-22
transferred to income statement, net of tax	—	—	—	—	—	-8	—	-8	—	-8
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	—	-39	—	-39	—	-39
Profit for the period	—	—	—	—	—	—	205	205	—	205
Balance at 31 March 2005	892	—	745	-137	-45	262	5,494	7,211	26	7,237
Balance at 1 January 2006	890	—	826	-3	-34	233	5,415	7,327	21	7,348
Transactions with equity holders
Share options exercised	—	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—
Reissuance of treasury shares	—	—	—	3	—	—	1	4	—	4
Share-based compensation	—	—	—	—	—	2	—	2	—	2
Dividend paid	—	—	—	—	—	—	-392	-392	—	-392
Income and expenses recognised directly in equity
Translation differences	—	—	—	—	-22	—	—	-22	—	-22
Net investment hedge, net of tax	—	—	—	—	7	—	—	7	—	7
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	17	—	17	—	17
transferred to income statement, net of tax	—	—	—	—	—	9	—	9	—	9
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	99	99	—	99
Balance at 31 March 2006	890	—	826	—	-49	261	5,123	7,051	21	7,072

Condensed consolidated cash flow statement

€m	Q1/ 2006	Q1/ 2005	Q1-Q4/ 2005
Cash flow from operating activities
Profit for the period	99	205	261
Adjustments, total	220	182	1,125
Change in working capital	-72	-246	-234
Cash generated from operations	247	141	1,152
Finance costs, net	-33	-16	-206
Income taxes paid	-34	-27	-93
Net cash from operating activities	180	98	853

Cash flow from investing activities
Acquisitions and share purchases	-33	-1	-33
Purchases of intangible and tangible assets	-151	-159	-690
Asset sales and other investing cash flow	69	302	565
Net cash used in investing activities	-115	142	-158

Cash flow from financing activities
Change in loans and other financial items	215	100	-49
Dividends paid	—	—	-388
Purchase of own shares	—	-137	-151
Net cash used in financing activities	215	-37	-588
Change in cash and cash equivalents	280	203	107

Cash and cash equivalents at beginning of period	251	142	142
Foreign exchange effect on cash	—	-16	2
Change in cash and cash equivalents	280	203	107
Cash and cash equivalents at end of period	531	329	251
Operating cash flow per share, €	0.34	0.19	1.63

Quarterly information

€m	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1-Q4/ 05
Sales by segment
Magazine Papers	771	928	726	697	743	3,094
Newsprint	345	379	296	320	313	1,308
Fine and Speciality Papers	640	626	574	495	539	2,234
Converting	323	297	343	346	361	1,347
Wood Products	346	331	302	343	314	1,290
Other Operations	140	133	111	136	137	517
Internal sales	-105	-120	-109	-84	-129	-442
Sales, total	2,460	2,574	2,243	2,253	2,278	9,348

Operating profit by segment Magazine Papers	16	-99	35	-43	31	-76
Newsprint	25	20	27	12	18	77
Fine and Speciality Papers	27	20	36	-17	46	85
Converting	19	8	36	6	20	70
Wood Products	4	-23	-2	14	17	6
Other Operations	53	2	33	40	40	115
Share of results of associated companies and joint ventures	26	14	15	-19	31	41
Operating profit (loss), total	170	-58	180	-7	203	318
% of sales	6.9	-2.3	8.0	-0.3	8.9	3.4
Gains on available-for-sale investments, net	—	—	—	1	89	90
Exchange rate and fair value gains and losses	12	—	14	-15	-3	-4
Interest and other finance costs, net	-46	-33	-45	-29	-40	-147
Profit (loss) before tax	136	-91	149	-50	249	257
Income taxes	-37	14	-38	72	-44	4
Profit (loss) for the period	99	-77	111	22	205	261

Basic earnings per share, €	0.19	-0.15	0.21	0.05	0.39	0.50
Diluted earnings per share, €	0.19	-0.15	0.21	0.05	0.39	0.50
Average number of shares basic (1,000)	523,108	523,105	523,115	521,617	520,281	522,029
Average number of shares diluted (1,000)	525,936	524,703	524,710	522,131	523,065	523,652

Non-recurring items in operating profit

Non-recurring items in operating profit are specified in the divisional reviews on pages 5-8
Magazine Papers	—	-156	-17	—	—	-173
Newsprint	—	-5	—	—	—	-5
Fine and Speciality papers	—	-8	—	—	—	-8
Converting	—	1	25	—	—	26
Wood Products	-10	-32	—	—	—	-32
Other Operations	-5	-57	—	—	—	-57
Share of results of associated companies and joint ventures	—	-3	—	—	12	9
Non-recurring items in operating profit, total	-15	-260	8	—	12	-240
Non-recurring items reported after operating profit 1)	—	9	—	—	89	98
Non-recurring items reported in taxes 2)	—	-16	—	58	—	42
Non-recurring items, total	-15	-267	8	58	101	-100

Operating profit, excl. non-recurring items	185	202	172	-7	191	558
% of sales	7.5	7.8	7.7	-0.3	8.4	6.0
Profit before tax, excl. non-recurring items	151	160	141	-50	148	399
% of sales	6.1	6.2	6.3	-2.2	6.5	4.3
Earnings per share, excl. non-recurring items, €	0.21	0.22	0.19	-0.07	0.20	0.54
Return on equity, excl. non-recurring items, %	6.1	5.9	5.3	neg.	5.6	3.8
Return on capital employed, excl. non-recurring items, %	6.4	6.5	6.0	neg.	6.1	4.5

1)	Non-recurring items in the first quarter of 2005 include net gains of € 89 million on sales of listed shares, and in the fourth quarter gains of € 9 million from the sale of associated companies.
2)	Non-recurring items for the second quarter of 2005 comprise € 58 million in deferred tax assets booked on the losses made by UPM’s Canadian operations and for the fourth quarter € 16 million relating to the tax status of an associated company.

Changes in property, plant and equipment

€m	Q1/ 2006	Q1/ 2005	Q1-Q4/ 2005
Book value at beginning of period	7,316	7,621	7,621
Acquired companies	—	—	6
Capital expenditure	144	156	671
Decreases	-19	-5	-118
Depreciation and impairment charges	-206	-208	-1,049
Translation difference and other changes	-11	57	185
Book value at end of period	7,224	7,621	7,316

Commitments and contingencies

€m	31.3.2006	31.3.2005	31.12.2005
Own commitments Mortgages	94	95	94
On behalf of associated companies and joint ventures Guarantees for loans	19	42	18

On behalf of others

Guarantees for loans	2	4	2
Other guarantees	6	7	6
Other own commitments
Leasing commitments for the next 12 months	23	25	25
Leasing commitments for subsequent periods	72	94	70
Other commitments	69	47	61

Capital commitments

€m	Completion	Total cost	By 31.12.05	Q1/ 2006	After 31.3.06
Kymi pulp mill, rebuid	October 2008	325	—	—	325
Nordland PM3, rebuild	September 2006	85	33	3	49
Jämsänkoski PM4, rebuild	February 2007	45	—	—	45
New power plant, Chapelle Darblay	March 2007	76	28	10	38
New mill in China, Raflatac	January 2007	29	—	2	27

Notional amounts of derivative financial instruments

€m	31.3.2006	31.3.2005	31.12.2005
Currency derivatives
Forward contracts	4,440	3,590	4,552
Options, bought	10	—	—
Options, written	10	—	—
Swaps	577	587	588
Interest rate derivatives
Forward contracts	3,193	2,917	2,609
Options, bought	—	—	—
Options, written	—	147	—
Swaps	2,743	2,805	2,856
Other derivatives
Forward contracts	20	6	16
Swaps	31	47	38

Related party (associated companies and joint ventures) transactions and balances

€m	Q1/ 2006	Q1/ 2005	Q1-Q4/ 2005
Sales to associated companies	14	10	43
Purchases from associated companies	86	111	428
Non-current receivables at end of period	4	12	4
Trade and other receivables at end of period	11	8	21
Trade and other payables at end of period	32	140	19

Key exchange rates for the euro at end of period

	31.3.2006	31.12.2005	30.9.2005	30.6.2005	31.3.2005
USD	1.2104	1.1797	1.2042	1.2092	1.2964
CAD	1.4084	1.3725	1.4063	1.4900	1.5737
JPY	142.42	138.90	136.25	133.95	138.44
GBP	0.6964	0.6853	0.6820	0.6742	0.6885
SEK	9.4315	9.3885	9.3267	9.4259	9.1430

Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2005. Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following interpretation to existing standards to its financial statements from 1 January 2006 that have affected the amounts reported for the current period:

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after 1 May 2006. The Group early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge of € 3 million in the first quarter.

Revised 2005

Operating profit for 2005 has been revised to correspond with the current reporting format. The share of results of associated companies and joint ventures, related to business operations, previously reported after operating profit, is now reported in operating profit, with an effect of income of € 31 million and € 41 million in Q1/2005 and in Q1-Q4/2005, respectively. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations